SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 7)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J100000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    May 29, 1998


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:   2,000,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  2,000,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   2,000,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   10.80%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   250,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  250,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   250,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.35%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:   300902103000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   520,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  520,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   520,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   2.80%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 7 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 4.  PURPOSE OF TRANSACTION.

     In a letter dated May 29, 1998 (the "Asset Value Letter") Asset Value responded to a letter dated May 28, 1998 from Bert Fingerhut, Chairman of the Board of Directors and Acting Chief Executive Officer of Cortech (the "Fingerhut Letter").

Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on May 29, 1998, Asset Value owned an aggregate of 2,000,000 Shares or approximately 10.80%, Mark Jaindl owned an aggregate of 250,000 Shares or approximately 1.35% and Fred Jaindl owned an aggregate of 520,000 Shares or approximately 2.80%. Asset Value, Mark Jaindl and Fred Jaindl disclaim the beneficial ownership of each other's shares.

     (b) Asset Value, Mark Jaindl and Fred Jaindl have the sole power to vote and dispose of 2,000,000 Shares (or approximately 10.80%), 250,000 Shares (or approximately 1.35%) and 520,000 Shares (or approximately 2.80%), respectively.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-Q for the quarter ended March 31, 1998.

(b)  The information presented in Items 7 through 10 of the cover sheet to this
Schedule 13D is incorporated herein by reference.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit D - The Asset Value Letter.

     Exhibit E - The Fingerhut Letter.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 29, 1998


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By: /s/ John W. Galuchie, Jr.
                                        --------------------------------
                                        John W. Galuchie, Jr.
                                        Treasurer and Secretary



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                   EXHIBIT D

                   Letter to Bert Fingerhut dated May 29, 1998

                      ASSET VALUE FUND LIMITED PARTNERSHIP
                                 376 Main Street
                                  P. O. Box 74
                          Bedminster, New Jersey 07921
                                 (908) 234-1881
                               (908) 234-9355 Fax


                                           May 29, 1998



Mr. Bert Fingerhut
Chairman
Cortech, Inc.
6850 North Broadway
Suite G
Denver, Colorado 80221

Dear Mr. Fingerhut:

     I had a deja vu reading your letter, the tone of which is distinctly the same as the letter sent to me by Kenneth R. Lynn on December 1, 1997. Clearly this is your lawyer's letter, not yours or the Board's and clearly the letter evinces your true agenda which is to maintain the status quo. We genuinely believe that leaving control of Cortech in the hands of individuals tethered to an unsuccessful past would not be in the interests of the stockholders, and we do not believe that the addition of two or three new voices would necessarily add up to new leadership for the company. Instead conflicting opinions among Board members could leave the Company directionless at a crucial crossroad in its history.

     We are pleased at your support of stockholder democracy, even if belated. We also concur that Cortech should avoid a costly proxy contest. Therefore, we offer the following proposal which we believe will satisfy all of the issues set forth in your letter. Let Cortech stockholders decide all of these matters: 1) the poison pill; 2) the classified Board; 3) the standards for calling a special meeting; and 4) the members of the newly constituted Board.

Mr. Bert Fingerhut
Chairman
May 29, 1998
Page 2

     Cortech and Asset Value would submit to stockholders one proxy statement which would present each of these questions. In addition, Cortech and Asset Value would each propose a slate of nominees to fill all of the current seats of the Board if stockholders agree to declassify the Board, or two seats if the Board remains classified. Each side would be entitled to set forth a position within a set word limit for each proposal. Although no side would be able to censor the words of the other side, we would have a common understanding not to make personal attacks. Each side would be responsible for negotiating text with the Securities and Exchange Commission. One ballot would be submitted giving each stockholder the ability to vote on every issue and to split a vote in the election of directors. Asset Value would agree to pay a share of the cost of the proxy material. An independent inspector of election would be jointly appointed to receive and count proxies.

     If this proposal is agreeable, we are prepared to discuss the details.

                                           Sincerely yours,


                                           /s/ Paul O. Koether
                                           -----------------------
                                           Paul O. Koether
                                           President

cc:      Dr. Charles Cohen
         Dr. Donald Kennedy
         Dr. Allen Misher

                                   EXHIBIT E

                  Letter to Paul O. Koether dated May 28, 1998

                                  Cortech, Inc.
                               7000 North Broadway
                             Denver, Colorado 80221
                                 (303) 650-1200
                               Fax (303) 650-5023


May 28, 1998

Via Fax (908-234-9355) and FedEx                                  [Cortech logo]

Mr. Paul O. Koether
Asset Value Fund Limited Partnership
376 Main Street
P.O. Box 74
Bedminster, New Jersey 07921

Re:      Cortech, Inc.
         -------------

Dear Mr. Koether:

As I indicated during our two telephone conversations on Monday and Tuesday of this week, I am disappointed by your stated position that no purpose would be served by a meeting amongst yourself, Cortech Board member Charles Cohen and me unless the Cortech Board of Directors first capitulates on four demands of Asset Value Fund Limited Partnership (which are outlined below). Your response is particularly troublesome since (i) I indicated that each of your demands is an appropriate subject for discussion, and that the Cortech Board is open on how best to accommodate the legitimate interests of all stockholders, and (ii) your demands appear to have doubled within a very short period (i.e., as reported to me, you identified only TWO firm demands in your last conversation with Kenneth Lynn, formerly Cortech's Chairman and CEO, a little over two weeks ago).

To recount the circumstances of our discussion, last week a representative of Cortech's special counsel contacted one of your lawyers, indicating that I would be calling you this week. The announced purpose of my call was to initiate discussion of a potential slate of nominees for election to the Cortech Board. As you know, the current Board embraces your call for stockholder democracy and has a genuine interest in avoiding a costly proxy fight.

May 28, 1998
Page 2

In our first conversation this week, you identified the following four demands which must be met before you would agree to a meeting:

         (1)      Election of three  representatives  of Asset Value Fund to the
                  Cortech  Board   (constituting   a  majority  of  the  current
                  five-person Board);

         (2) Elimination of the current classification of the Cortech Board (thus opening all Board positions to election at each Annual Meeting of Stockholders);

         (3) Provision of the right for any ten percent stockholder to call a special meeting of Cortech's stockholders; and

         (4) Elimination of Cortech's stockholder rights plan (which presently acts to prevent a stockholder, or any group of stockholders acting together, absent prior approval from and action by the Cortech Board, from owning more than 15% of Cortech's stock).

I did not agree to requests (1), (3) or (4) during our conversations, and I do not so agree now.

However, I did acknowledge a willingness to discuss an overall RECONSTITUTION of the Cortech Board at the forthcoming Annual Meeting of Stockholders, as well as a declassification of the Board, and I hereby reaffirm such willingness. A reconstituted Cortech Board, following the Annual Meeting, COULD THEN EXAMINE YOUR DEMANDS, as well as the broad range of issues facing Cortech, and embark on whatever course the new Board felt best served the legitimate interests of all stockholders.

As I told you, several substantial stockholders I have spoken with do not endorse your demands. However, I tried to explain to you that all of the subjects you have raised are open for discussion. I also made it clear that the present Cortech Board has neither a desire to perpetuate unduly its influence over Cortech's destiny nor a willingness to expend needlessly substantial sums in a counter-productive proxy fight. Nonetheless, you were unmoved in your insistence that no meeting would occur without an immediate and unconditional capitulation with respect to your demands.

After our first conversation on Monday, I called you back on Tuesday in a further attempt to engage you in a meeting with Charles Cohen and me (I'm not used to groveling, but on behalf of Cortech's best interest I believe I did). You again refused to meet, absent prior capitulation on your four demands. This is unfortunate since I believe we might have accomplished a great deal.

May 28, 1998
Page 3

Since you have refused to meet with representatives of the Cortech Board, let me tell you, in writing, some of what Charles and I would have reviewed with you at a meeting:

         --- First, as I've indicated above, we could agree that (i) all Cortech directorships be opened for election this year and
                  (ii) the Cortech Board could reasonably be declassified by amendment of the Cortech Certificate of Incorporation;1 and

         --- Second, the Cortech Board could agree on a slate of nominees for the reconstituted Cortech Board which would be filled by individuals representing significant stockholder constituencies.

I think the foregoing positions epitomize the "stockholder democracy" you have espoused.

Again, aside from these positions, I strongly think the balance of your demands are better left for resolution by a reconstituted Cortech Board.2 Having tried to engage you in a dialogue over what appeared to be our mutual desire to provide significant stockholder constituencies, such as Asset Value Fund, with appropriate representation on a reconstituted Cortech Board, we are prepared to let your devout interest in stockholder democracy, like ours, determine the course of future events.

Very truly yours,


/s/ Bert Fingerhut
-------------------------
Bert Fingerhut, Chairman


cc:      Charles Cohen, Ph.D., Cortech Board Member
         Donald Kennedy, Ph.D., Cortech Board Member
         Allen Misher, Ph.D., Cortech Board Member
         David Snyder, Pillsbury, Madison & Sutro LLP

----------------------------------------------------

1 As you know, amendment of the Cortech Certificate of Incorporation requires action by the Cortech Board of Directors and the Cortech stockholders.

2 While the Cortech Board believes that the stockholder rights plan and limitations on the category of parties able to call a stockholder meeting can have served the interests of stockholders broadly (as opposed to the interests of only a few stockholders), the Cortech Board can understand how a reconstituted Board, under certain circumstances, could see its way to eliminating the stockholder rights plan and/or expanding the category of parties able to call a stockholder meeting.